ABSA

Group Secretariat

3rd Floor Absa Towers East
170 Main Street Johannesburg 2001
PO Box 7735 Johannesburg 2000
Tel 011 350 4000
Fax 011 350 4928
Swift Address: ABSA ZA JJ
http://www.absa.co.za

Groep Sekretariaat

3de Verdieping Absa Toringblok Oos
Mainstraat 170 Johannesburg 2001
Posbus 7735 Johannesburg 2000
Tel 011 350 4000
Faks 011 350 4928
Swift-Adres: ABSA ZA JJ
http://www.absa.co.za

08 September 2005

Office of International Corporate Fina
Division of Corporate Finance
Securities and Exchange Commissior
100 F Street NE, Mail Stop 3628
Washington DC 205 49-0302
USA

FAX: 09 1 202 772 9207

FILE REFERENCE NO.
082-04569

Dear Sir/Madam

ABSA GROUP LIMITED: SENS ANNOUNCEMENT: DIRECTORS' DEALINGS

Attached please find a copy of an announcement in respect of Directors' dealings in share options of Absa Group Limited as published on the Johannesburg Securities Exchange's News Service (SENS) on Wednesday, 07 September 2005.

Should you require any further information, please do not hesitate to contact us at the above address or telephone number.

Yours faithfully

W R SOMERVILLE
GROUP COMPANY SECRETARY

dlw 9/9

ABSA GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/003934/06)
("Absa")
JSE CODE: ASA
Issuer code: AMAGB
ISIN CODE: ZAE000067237

NOTICE OF DEALINGS IN SECURITIES IN TERMS OF PARAGRAPHS 3.63 TO 3.74 OF THE JSE LISTINGS REQUIREMENTS

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited, notice is hereby given that the persons named below have accepted their options on Absa ordinary shares as set out below. Clearance has been obtained in respect of these dealings in securities.

Name of official	Designation	Date of transaction	Number of options accepted ensuing from a grant made on 7 June 2004	Value of transaction	Date of clearance to deal	Nature of Interest
NP Mageza	Absa Bank Limited Alternate director	6 September 2005	88 000 share options at 4873 cents per share	R4 288 240.00	05/09/05	Direct beneficial
JP Van Der Merwe	Absa Bank Limited Executive Director	6 September 2005	30 000 share options at 4873 cents per share	R1 461 900.00	05/09/05	Direct beneficial

Vesting dates of Transactions: The abovementioned options vest in equal tranches on or after the following dates:
7 June 2007, 7 June 2008 and 7 June 2009.

Johannesburg
7 September 2005

Lead Sponsor
Merrill Lynch South Africa (Pty) Limited
Co-Sponsor
ABSA Corporate and Merchant Bank